09046882

12 August 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SEC
Mail Processing
Section

AUG 24 2009

Washington, DC
121

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited second quarter financial statement and valuation of properties of the Group for 2009.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE : ____________________

NAME: ____________________

DATE: ____________________

cc: Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012-1-212-571 3050)

K:\4Corp Sec\letter\MEDIA\2nd-quarter results.doc
UOL/3.2.3/(pc/nur/fn)

9/8

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

12 August 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited second quarter financial statement and valuation of properties of the Group for 2009.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc: Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012-1-212-571 3050)

K:\4Corp Sec\letter\MEDIA\2nd-quarter results.doc
UOL/3.2.3/(pc/nur/fn)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL Group Limited
Company Registration No. 196300438C

UNAUDITED SECOND QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

		The Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2009	2008	+ / (-)	2009	2008	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	213,708	209,334	2	410,407	371,052	11
Cost of sales		(105,017)	(94,506)	11	(205,653)	(173,002)	19
Gross profit		108,691	114,828	(5)	204,754	198,050	3
Other income							
- Finance income	B	1,145	2,539	(55)	2,414	5,855	(59)
- Miscellaneous income		1,912	1,540	24	3,206	3,204	0
Expenses							
- Marketing and distribution		(8,170)	(8,359)	(2)	(14,825)	(13,643)	9
- Administrative		(10,607)	(12,930)	(18)	(19,986)	(25,496)	(22)
- Finance	C	(8,173)	(4,186)	95	(28,175)	(8,909)	216
- Other operating		(13,577)	(15,830)	(14)	(29,636)	(31,257)	(5)
Share of profits of associated companies		6,644	23,460	(72)	30,902	33,422	(8)
Profit before other (losses)/gains, fair value (losses)/gains and income tax		77,865	101,062	(23)	148,654	161,226	(8)
Other (losses)/gains	D	(3,800)	(414)	n.m.	273,906	(414)	n.m.
Fair value (losses)/gains on investment properties		(76,961)	67,734	(214)	(76,961)	67,734	(214)
(Loss)/profit before income tax	E	(2,896)	168,382	(102)	345,599	228,546	51
Income tax expense	F	(6,064)	(11,469)	(47)	(10,685)	(21,162)	(50)
Net (loss)/profit		(8,960)	156,913	(106)	334,914	207,384	61
<u>Attributable to:</u>							
Equity holders of the Company		(20,143)	144,964	(114)	311,643	187,815	66
Minority interests		11,183	11,949	(6)	23,271	19,569	19
		(8,960)	156,913	(106)	334,914	207,384	61
The above net (loss)/profit attributable to equity holders of the Company can be analysed as follows:							
Net profit from operations		89,954	70,250	28	144,034	113,101	27
Other (losses)/gains		(3,800)	(414)	n.m.	273,906	(414)	n.m.
Fair value (losses)/gains on investment properties including those of associated companies		(106,297)	75,128	(241)	(106,297)	75,128	(241)
Net attributable (loss)/profit		(20,143)	144,964	(114)	311,643	187,815	66

n.m. : not meaningful

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2009	2008	+ / (-)	2009	2008	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	92,824	62,874	48	180,823	106,649	70
Revenue from property investments	35,184	30,211	16	70,395	58,589	20
Gross revenue from hotel operations	67,481	85,903	(21)	137,069	169,613	(19)
Revenue from management services	3,988	6,532	(39)	7,889	12,387	(36)
Dividend income	14,231	23,814	(40)	14,231	23,814	(40)
	213,708	209,334	2	410,407	371,052	11
B Finance income						
Interest income	1,145	1,420	(19)	2,354	3,224	(27)
Currency exchange gains (net)	-	1,119	(100)	60	2,631	(98)
	1,145	2,539	(55)	2,414	5,855	(59)
C Finance expense						
Facility fee	1,265	339	273	15,355	644	2,286
Interest expense	6,557	3,846	70	12,820	8,265	55
Currency exchange loss (net)	351	-	n.m.	-	-	n.m.
	8,173	4,186	95	28,175	8,909	216
D Other (losses)/gains						
Negative goodwill on acquisition of an associated company	-	-	-	277,706	-	n.m.
Impairment of property, plant and equipment	(3,800)	-	n.m.	(3,800)	-	n.m.
Write-off of loan to an associated company	-	(414)	(100)	-	(414)	(100)
	(3,800)	(414)	n.m.	273,906	(414)	n.m.
E (Loss)/profit before income tax						
(Loss)/profit before income tax is stated after charging:						
Depreciation and amortisation	10,213	10,177	0	19,943	20,038	(0)
F Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	5,826	5,169	13	8,737	9,529	(8)
- Foreign	265	1,691	(84)	3,426	4,367	(22)
Deferred income tax						
- fair value loss of investment properties	(4,927)	702	(802)	(4,927)	702	(802)
- others	4,900	3,907	25	9,989	6,564	52
	6,064	11,469	(47)	17,225	21,162	(19)
Effect of change in tax rate on deferred taxation	-	-	n.m.	(6,540)	-	n.m.
	6,064	11,469	(47)	10,685	21,162	(50)

n.m. : not meaningful

1(a)(iii) Statement of Comprehensive Income

With effect from 1 January 2009, FRS 1 (Revised) *Presentation of Financial Statements* requires an entity to present all non-owner changes in equity in a Statement of Comprehensive Income. Non-owner changes will include income and expenses recognised directly in equity. This is a change of presentation and does not affect the recognition of measurement of the entity's transactions. Previously, such non-owner changes are included in Statement of Changes in Equity.

		The Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2009	2008	+ / (-)	2009	2008	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Net (loss)/profit		(8,960)	156,913	(106)	334,914	207,384	61
Other comprehensive income/ (expense):							
Fair value gains on available-for-sale financial assets	A	154,963	32,433	378	69,762	3,454	1,920
Fair value gains on cash-flow hedges		505	-	n.m.	1,220	-	n.m.
Effect of change in tax rate on asset revaluation reserve		-	-	-	165	-	n.m.
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	B	-	-	-	174,578	-	n.m.
Exchange differences arising from consolidation of foreign operations		4,386	2,407	82	25,981	(4,387)	(692)
Share of comprehensive income of an associated company		(1,250)	-	n.m.	(881)	-	n.m.
Other comprehensive income/ (expense) for the period, net of tax		158,604	34,840	355	270,825	(933)	n.m.
Total comprehensive income/(expense) for the period		149,644	191,753	(22)	605,739	206,451	193
Attributable to:							
Equity holders of the Company		134,684	179,285	(25)	574,155	187,906	206
Minority interests		14,960	12,468	20	31,584	18,545	70
		149,644	191,753	(22)	605,739	206,451	193

n.m. : not meaningful

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value gains on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The increase in value for the second quarter ended 30 June 2009 is due to a general recovery of the closing bid prices of the relevant quoted equity shares from the first quarter.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves for the six months ended 30 June 2009 relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group (see Note C to the Balance Sheet).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Notes	The Group		The Company	
		30.06.09	31.12.08	30.06.09	31.12.08
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		224,833	263,866	989	25,307
Trade and other receivables		85,596	92,330	17,793	40,037
Development properties		1,341,658	1,274,667	-	-
Inventories		3,272	3,466	-	-
Available-for-sale financial assets	A	385,542	372,392	385,085	371,932
Other current assets	B	21,503	6,370	448	287
Current income tax assets		743	2,471	-	-
		2,063,147	2,015,562	404,315	437,563
Non-current assets					
Trade and other receivables		146,995	148,289	668,239	604,936
Available-for-sale financial assets	A	168,370	323,189	26,449	26,449
Associated companies	C	1,311,137	332,181	161,589	112,584
Subsidiaries		-	-	1,298,728	1,298,728
Investment properties	D	2,132,435	2,202,260	277,235	293,135
Property, plant and equipment		1,052,608	1,029,276	991	1,037
Intangibles		37,984	38,398	-	-
Deferred income tax assets		4,698	4,439	104	325
		4,854,227	4,078,032	2,433,335	2,337,194
Total assets		6,917,374	6,093,594	2,837,650	2,774,757
LIABILITIES					
Current liabilities					
Trade and other payables		128,311	142,692	237,871	190,201
Current income tax liabilities		44,831	44,860	8,126	6,389
Bank overdrafts		-	137	-	-
Bank loans		422,747	518,166	166,362	160,000
		595,889	705,855	412,359	356,590
Non-current liabilities					
Bank loans	E	1,445,309	1,037,319	-	-
3.34% unsecured fixed rate note due 2012		149,683	149,629	149,683	149,629
Unsecured floating rate note due 2012		99,789	99,752	99,789	99,752
Derivative financial instrument		625	2,121	611	1,805
Loans from minority shareholders of subsidiaries		77,888	75,984	-	-
Rental deposits		21,263	21,352	4,437	3,205
Retention monies		12,521	9,770	-	-
Provision for retirement benefits		2,220	2,112	-	-
Deferred income tax liabilities		181,034	174,468	60,172	55,402
		1,990,332	1,572,507	314,692	309,793
Total liabilities		2,586,221	2,278,362	727,051	666,383
NET ASSETS		4,331,153	3,815,232	2,110,599	2,108,374
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital	F	1,065,631	1,075,315	1,065,631	1,075,315
Reserves		622,305	359,386	255,293	199,911
Retained earnings		2,198,069	1,960,003	789,675	833,148
		3,886,005	3,394,704	2,110,599	2,108,374
Minority interests		445,148	420,528	-	-
TOTAL EQUITY		4,331,153	3,815,232	2,110,599	2,108,374

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Balance Sheet

A Available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The decrease in the balance as at 30 June 2009 is due to the transfer of the shares in UIC to 'Associated companies' upon the Group's interest in UIC exceeding 20% of its issued share capital.

B Other current assets

Included in other current assets are cash deposits totalling $11.1 million which were placed by a subsidiary company with a financial institution to secure stand-by letter of credit and performance guarantees facilities.

C Associated companies

The increase in associated companies is due to:

(i) the acquisition of additional interests in UIC;
(ii) the transfer of shares in UIC from 'Available-for-sale financial assets' upon the Group's interest in UIC exceeding 20% of its issued share capital; and
(iii) the recognition of negative goodwill on acquisition of UIC.

The Group's interest in UIC increased from 14.3% as at 31 December 2008 to 31.6% as at 30 June 2009.

D Investment properties

Investment properties are carried at fair values as determined by independent professional valuers. It is the practice of the Group to revalue its investment properties on a half yearly basis on 30 June and 31 December.

E Bank loans

The increase in borrowings was principally to finance the acquisition of shares in UIC (see Note C above).

F Share capital

Pursuant to a share buyback mandate obtained at the Extraordinary General Meeting held on 28 April 2009, the Company has, from 15 June 2009 to 30 June 2009 purchased a total of 7,252,000 ordinary shares fully paid (or 0.91%) in the share capital of the Company at a total cost of $23.7 million or $3.26 per share.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As at 30.6.09		As at 31.12.08	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	4,835	417,912	4,556	513,807
Amount repayable after one year	1,456,514	327,888	1,040,317	325,984

Details of any collaterals

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties, charges on certain investments in quoted shares and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Cash Flow Statement for the second quarter ended 30 June

	Notes	The Group 2nd Qtr 2009 $'000	2nd Qtr 2008 $'000
Cash flows from operating activities			
Net (loss)/profit		(8,960)	156,913
Adjustments for:			
Income tax expense		6,064	11,469
Non-cash items		7,246	(12,686)
Investment and interest income		(15,376)	(25,234)
Interest expense		7,822	4,186
Impairment of property, plant and equipment		3,800	-
Fair value losses/(gains) on investment properties		76,961	(67,734)
Operating cash flow before working capital changes		77,557	66,914
Change in operating assets and liabilities			
Receivables		(488)	65,172
Development properties	i	8,584	(258,328)
Inventories		53	(104)
Rental deposits		1,555	1,169
Payables		(14,471)	9,563
		(4,767)	(182,528)
Income tax paid		(9,269)	(15,498)
Retirement benefits paid		(12)	(66)
Net cash provided by/(used in) operating activities		63,509	(131,178)
Cash flows from investing activities			
Purchase of available-for-sale financial assets		-	(7,536)
Payment for interest in an associated company		(102)	-
Loans to associated companies		(500)	(2,087)
Repayment of loan from an associated company		2,580	-
Net proceeds from disposal of property, plant and equipment		111	85
Purchase of property, plant and equipment and investment properties	ii	(13,214)	(37,498)
Retention monies withheld		628	1,216
Interest received		1,156	1,623
Dividend received		31,298	25,174
Net cash provided by/(used in) investing activities		21,957	(19,023)
Cash flows from financing activities			
Proceeds from issue of shares		113	39
Loans from minority shareholders of subsidiaries		-	37,747
Repayment of loan from minority shareholders of a subsidiary		-	(944)
Net borrowings	iii	55,987	252,500
Interest paid		(17,564)	(11,488)
Dividends paid to shareholders of UOL Group Limited		(59,704)	(119,408)
Dividends paid to minority shareholders of subsidiaries		(6,963)	(5,528)
Payments for share buy-back		(17,001)	-
Net cash (used in)/provided by financing activities		(45,132)	152,918
Net increase in cash and cash equivalents		40,334	2,717
Cash and cash equivalents at 1 April		184,499	181,814
Cash and cash equivalents at 30 June	iv	224,833	184,531

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Consolidated Cash Flow Statement

i. Development properties

The funds received for development properties for the second quarter of 2009 relate to receipts from progress billings in excess of expenditure for the Group's development projects. The expenditure of $258.3 million in the corresponding quarter in 2008 included a payment for acquisition of land amounting to $243.2 million.

ii. Purchase of property, plant and equipment and investment properties

Expenditure on property, plant and equipment and investment properties were incurred mainly on the Group's construction of hotel property at Upper Pickering and service apartment in Kuala Lumpur.

iii. Net borrowings

Additional loan drawdowns were made for the Group's development projects and working capital needs.

iv. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.06.09	30.06.08
	$'000	$'000
Fixed deposits with financial institutions	171,252	141,837
Cash at bank and on hand	53,581	43,044
Cash and bank balances per balance sheet	224,833	184,881
Bank overdrafts	-	(350)
Cash and cash equivalents per consolidated cash flow statement	224,833	184,531

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Changes in Equity for the second quarter ended 30 June

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
2009					
Balance at 1 April 2009	1,075,315	467,478	2,291,789	437,151	4,271,733
Total comprehensive income/(expense) for the period	-	154,827	(20,143)	14,960	149,644
Buy-back of ordinary shares of UOL Group Limited	(9,796)	-	(13,873)	-	(23,669)
Employee share option scheme					
- value of employee services	-	-	-	-	-
- proceeds from shares issued	112	-	-	-	112
Dividends relating to 2008	-	-	(59,704)	(6,963)	(66,667)
Balance at 30 June 2009	1,065,631	622,305	2,198,069	445,148	4,331,153
2008					
Balance at 1 April 2008	1,075,277	905,373	1,975,016	428,073	4,383,739
Total comprehensive income for the period	-	34,321	144,964	12,468	191,753
Employee share option scheme					
- value of employee services	-	958	-	-	958
- proceeds from shares issued	38	-	-	-	38
Dividends relating to 2007	-	-	(119,408)	(5,528)	(124,936)
Balance at 30 June 2008	1,075,315	940,652	2,000,572	435,013	4,451,552
The Company					
2009					
Balance at 1 April 2009	1,075,315	145,249	836,128	-	2,056,692
Total comprehensive income/(expense) for the period	-	110,044	(32,580)	-	77,464
Buy-back of ordinary shares of UOL Group Limited	(9,796)		(13,873)	-	(23,669)
Employee share option scheme					
- value of employee services	-	-	-	-	-
- proceeds from shares issued	112	-	-	-	112
Dividends relating to 2008	-	-	-	-	-
Balance at 30 June 2009	1,065,631	255,293	789,675	-	2,110,599
2008					
Balance at 1 April 2008	1,075,277	394,651	619,592	-	2,089,520
Total comprehensive income/(expense) for the period	-	(4,158)	173,047	-	168,889
Employee share option scheme					
- value of employee services	-	958	-	-	958
- proceeds from shares issued	38	-	-	-	38
Dividends relating to 2007	-	-	(119,408)	-	(119,408)
Balance at 30 June 2008	1,075,315	391,451	673,231	-	2,139,997

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 June 2009, the changes in the issued share capital of the Company were as follows:

	Number of Ordinary Shares
Issued capital as at 1 April 2009	796,072,154
Shares cancelled upon buy-back	(7,252,000)
Issue of ordinary shares arising from the exercise of:	
2004 Options granted under the UOL 2000 Share Option Scheme	20,000
2005 Options granted under the UOL 2000 Share Option Scheme	30,000
Issued capital as at 30 June 2009	788,870,154

As at 30 June 2009, there were unexercised options for 4,865,000 (30.6.2008: 3,567,000) of unissued ordinary shares under the UOL 2000 Share Option Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	30.06.09	31.12.08
Total number of issued shares, excluding treasury shares	788,870,154	796,072,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the financial year ended 31 December 2008.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change.

The Group adopted the new/revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are applicable for the financial period beginning 1 January 2009. The following are the new or amended FRS that are relevant to the Group:

FRS 1 (Revised)	Presentation of Financial Statements
FRS 23 (Revised)	Borrowing costs
FRS 40 (Revised)	Investment property
FRS 108	Operating Segments

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	The Group	
	2nd Qtr 2009	2nd Qtr 2008
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	(cents 2.53)	cents 18.21
(ii) On a fully diluted basis	(cents 2.53)	cents 18.21

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	30.06.09	31.12.08	30.06.09	31.12.08
Net asset value per ordinary share	$4.93	$4.26	$2.68	$2.65
Net tangible asset backing per ordinary share	$4.88	$4.22	$2.68	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in the second quarter of 2009 increased by $4.4 million or 2% to $213.7 million from $209.3 million in the corresponding period of 2008. The increase in revenue was mainly from property developments with the progressive recognition of revenue from the sale of the Group's development properties. Revenue from property investments also improved due to higher average rental rates achieved for the Group's investment properties. Revenue from hotel operations declined due to lower occupancy and average room rates. Dividend income also declined due to lower dividend rates declared in respect of its quoted investments and non-inclusion of dividend income from United Industrial Corporation Limited ("UIC") which became an associated company in the first quarter of 2009.

Expenses

Cost of sales in the second quarter of 2009 has increased as a larger proportion of the increase in revenue was from property development which has a higher cost margin. Administrative expenses decreased as a result of lower bonus provisions and receipt of job credits from the Singapore government. The decrease in other operating expenses was due mainly to property tax rebates received. Finance expenses have increased due to interest on additional borrowings incurred for the acquisition of shares in UIC.

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on. (cont'd)

Associated companies

The share of profits of associated companies was lower due to the inclusion of the share of fair value losses recognised for the Group's investments in UIC and Marina Centre Holdings in the second quarter of 2009.

Profit & Loss

Second quarter ended 30 June 2009/2008

The pre-tax profit before fair value and other (losses)/gains for the second quarter of 2009 was $77.9 million or a 23% decline as compared to the profit of $101.1 million for the second quarter of 2008. The decrease was due mainly to (i) lower income from hotel operations; (ii) lower dividend income; (iii) higher interest expense; and (iv) lower share of profits from associated companies.

With the inclusion of fair value losses on investment properties and impairment loss on a hotel property, the Group incurred a pre-tax loss of $2.9 million as compared to a pre-tax profit of $168.4 million in the corresponding period of 2008. Notwithstanding the pre-tax loss, there was an income tax expense of $6.1 million as a substantial part of the fair value and impairment losses have no deferred tax effect which could offset tax on profits from operations.

For the second quarter of 2009, the Group recorded a loss after tax and minority interest of $20.1 million compared to a profit of $145.0 million in the second quarter of 2008.

Six Months Ended 30 June 2009/2008

For the six months ended 30 June 2009, pre-tax profit before fair value and other (losses)/gains was $148.7 million or a 8% decline compared to the profit of $161.2 million in the corresponding period of 2008. The decrease was due mainly to (i) lower income from hotel operations; (ii) lower dividend income; and (iii) higher finance expenses which included the facility fees of $14.0 million and interest on additional borrowings incurred for the acquisition of shares in UIC.

With the inclusion of negative goodwill from the acquisition of shares in UIC and taking into account fair value losses, pre-tax profit was $345.6 million or a 51% increase over the profit of $228.5 million in the corresponding period of 2008. Profit after tax and minority interest was $311.6 million or a 66% increase over the profit of $187.8 million for the first six months of 2008.

Net tangible asset and gearing

The Group shareholders' funds increased from S$3.39 billion as at 31 December 2008 to S$3.89 billion as at 30 June 2009. The increase was due mainly to (i) fair value gains on available-for-sale financial assets; and (ii) recognition of negative goodwill and capital reserves arising from the acquisition of additional interest in UIC, offset by the adjustments for share buy-back and dividends declared. Consequently the net tangible asset per ordinary share of the Group increased to S$4.88 as at 30 June 2009. The Group's gearing ratio increased from 42% as at 31 December 2008 to 46% as at 30 June 2009 due to increase in borrowings for the acquisition of shares in UIC.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The economic environment has improved compared to a few months ago and there are signs of stabilisation. With substantial new supply of office space in the pipeline in Singapore, rentals are likely to face further downward pressure. Retail rentals may be affected by new mall completions. Sentiment in the residential property market has improved following the surge in buying activity in recent months especially for the mass and mid-market category. The outbreak of H1N1 flu virus and the global economic slowdown will continue to affect the hospitality industry in Singapore and the Asia Pacific region.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the second quarter ended 30 June 2009.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the six months/ second quarter ended 30 June 2009 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
12 August 2009

UOL Group Limited

Company Registration No. 196300438C

NOTICE OF VALUATION OF REAL ASSETS

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of UOL Group Limited wishes to announce the following valuations in respect of the following properties:

Date of valuation	Name of Valuer	Description of Property	Tenure of Land	Valuation
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	999-Year Lease from 1827	S$276,300,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #02-313/314 & #02-316/317 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$935,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	Freehold	S$58,700,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	Freehold	S$653,800,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Pan Pacific Serviced Suites 96 Somerset Road Singapore 238163	Freehold	S$140,000,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683	99-Year Lease from 1997	S$806,500,000
30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #04-315, #04-317, #04-330 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$850,000

30/06/2009	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #01-345/346 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$440,000
30/06/2009	Jones Lang LaSalle Property Consultants Pte Ltd	Pan Pacific Orchard 10 Claymore Road Singapore 229540	Freehold	S$130,000,000

The valuation certificates/reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from the date hereof.

A separate announcement has been released today by Pan Pacific Hotels Group Limited ("**PPHG**"), a listed subsidiary of UOL Group Limited, on the valuation of property held by PPHG.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 12/08/2009 to the SGX